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                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                                Schedule 13G



                  Under the Securities Exchange Act of 1934

                           (Amendment No. 2     )*



                              DT INDUSTRIES INC.
                                Common Stock
                                  23333J108




Check the following box if a fee is being paid with their statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7.)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of their cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


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CUSIP No. 23333J108                                                 PAGE 2 of  4


1.     NAME OF REPORTING PERSON

       S.S. or I.R.S. Identification No. of Above Person

       First Chicago NBD Corporation   38-1984850*


2.     CHECK THE APPROPRIATE BOX OF A MEMBER IF A GROUP*      (a)[ ] (b)[x]


3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware



  NUMBER OF              5. SOLE VOTING POWER

  SHARES                    751,800

BENEFICIALLY             6. SHARED VOTING POWER

  OWNED BY                  -0-

   EACH                  7. SOLE DISPOSITIVE POWER

 REPORTING                  767,200

PERSON WITH              8. SHARED DISPOSITIVE POWER

                            -0-


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  767,200

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   6.8

12.  TYPE OF REPORTING PERSON*

     *Unless otherwise disclosed herein, all holdings of the Reporting
      Person are indirect through one or more subsidiaries.

      HC CO



sec 1745 (6-80)   SEE INSTRUCTION BEFORE FILLING OUT!
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                                                        Page 3 of  4

SEC 13G



SECURITIES AND EXCHANGE COMMISSION



SCHEDULE 13G Amendment No.2



ITEM 1(A)     NAME OF ISSUER:
              DT Industries



ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              441 West Elm
              Lebanon, MO  46204-2400



ITEM 2(A)     NAME OF PERSON FILING:
              First Chicago NBD Corporation. ("FCN")


ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICES:
              One First National Plaza
              Chicago, Illinois   60670



ITEM 2(C)     CITIZENSHIP
              Delaware



ITEM 2(D)     TITLE OF CLASS OF SECURITIES:
              Common Stock


ITEM 2(E)     CUSIP NO.:
              23333J108

ITEM 3        TYPE OF PERSON FILING:
              (g) FCN is a Parent Holding Company in accordance with 240.13d-1(b)(ii)(g).

ITEM 4        OWNERSHIP:

              The shares listed below were held in a fiduciary capacity by one or more subsidiaries of First Chicago NBD Corporation as of December 31, 1996

              A.) Amount Beneficially owned:  751,800

              B.) Percent of Class:  6.8

              C.) Number of shares to which the subject Holding company has:
                    1.) Sole power to vote or direct the vote:   751,800
                    2.) Shared power to vote or to direct the vote:   -0-
                    3.) Sole power to dispose or to direct the disposition of:
                        767,200
                    4.) Shares power to dispose or to direct the disposition
                        of:  -0-


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                                                                Page 4 of  4


ITEM 5        OWNERSHIP OF  5 PERCENT OR LESS OF A CLASS:
              Not Applicable

ITEM 6        OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
              Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:
              See Item 3

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              Not Applicable

ITEM 9        NOTICE OF DISSOLUTION OF GROUP:  NOT APPLICABLE


ITEM 10 CERTIFICATION: By signing below I certify that to the best of my knowledge and belief, the securities referred above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

              Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        February 04, 1997



                                        /s/ Daniel T. Lis
                                        -----------------
                                        Daniel T. Lis
                                        Assistant Secretary
                                        First Chicago NBD Corporation
                                        (313) 225-3154